UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
	     Washington, D.C.  20549

	         SCHEDULE 13G
     Under the Securities Exchange Act of 1934

           Tecumseh Products Company
	       (Name of Issuer)

             Class A Common Stock
        (Title of Class of Securities)

                  878895200
                (CUSIP Number)

              December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[   ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)


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CUSIP No.  878895200

1.Names of Reporting Persons.

  Steinberg Asset Management, LLC

I.R.S. Identification Nos. of above persons (entities only).

  06-1623775

2.Check the Appropriate Box if a Member of a Group

(a) [  ]
(b) [  ]

3.SEC Use Only

4.Citizenship or Place of Organization

  Delaware, United States

Number of 	5.Sole Voting Power    721,302
Shares
Beneficially	6.Shared Voting Power	0
Owned by
Each 		7.Sole Dispositive Power  721,302
Reporting
Person With	8.Shared Dispositive Power	0

9.Aggregate Amount Beneficially Owned by Each Reporting Person	721,302

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 5.38%

12.Type of Reporting Person:  IA

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Item 1(a).	Name of Issuer:

		Tecumseh Products Company

Item 1(b).	Address of Issuer's Principal Executive Offices:

		1136 Oak Valley Drive
		Ann Arbor, Michigan  48108

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

		Steinberg Asset Management, LLC
		12 East 49th Street
		Suite 1202
		New York, NY 10017
		Delaware

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		878895200

Item 3.	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
	or (c), Check Whether the Person Filing is a:

	(a) - Broker or dealer registered under Section 15 of the Act.
	(b) - Bank as defined in Section 3(a)(6) of the Act.
	(c) - Insurance company as defined in Section 3(a)(19) of the Act.
	(d) - Investment company registered under Section 8 of the Investment Company
        	Act of 1940.
	(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) - An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);
	(g) - A parent holding company or control person in accordance with 240.13d-
		1(b)(1)(ii)(G);
	(h) - A savings association as defined in Section 3(b) of the Federal Deposit
		 Insurance Act;
	(i) - A church plan that is excluded from the definition of an investment
		 company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) - Group, in accordance with 240.13d-1(b)(1)(ii)(J).


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Item 4.	Ownership:

	a. Amount beneficially owned: 721,302

	Michael A. Steinberg may be deemed to have beneficial ownership of the securities beneficially owned by Steinberg Asset Management, LLC and Michael A. Steinberg & Company, Inc.

	b. Percent of Class: 5.38%

	c. Number of shares as to which the person has:

		(i)  Sole power to vote or to direct the vote 721,302

		(ii) Shared power to vote or to direct the vote	0

		(iii)Sole power to dispose or to direct the disposition of 721,302

		(iv) Shared power to dispose or to direct the disposition 0

Item 5.	Ownership of Five Percent or Less of a Class:

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company of Control
	Person:

	Not applicable.

Item 8.	Identification and Classification of Members of the Group:

	Not applicable.

Item 9.	Notice of Dissolution of Group:

	Not applicable.

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Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 	February 14, 2011

	Steinberg Asset Management, LLC

	By:/s/ Steven Feld
	------------------------
	Steven Feld
	Title: Managing Director


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